Exhibit 99.1

Yatra Attains Leadership Position in Corporate Travel with the Acquisition of Air Travel Bureau Ltd

Gurgaon, India and New York, July 23, 2017: Yatra Online, Inc. (“Yatra” or the “Company”) (Nasdaq: YTRA and OTCQX: YTROF) today announced that it has entered into a definitive agreement, through its subsidiary, Yatra Online Private Limited, under which it will acquire Air Travel Bureau Ltd. (“ATB”), which is India’s largest independent corporate travel services provider with Gross Bookings of INR 15 Billion generated through a diverse client base of over 400 large and medium sized businesses across India.

"This acquisition significantly strengthens our position in the large and growing corporate travel market in India. We believe that as a combined entity, we are now the largest corporate travel services platform in India by Gross Bookings. This acquisition will allow us to deliver best-in-class experiences to an even wider set of travelers, through our web and mobile app platforms and enhance our reach to cross-sell our entire product suite, including hotels, to this customer base " said Dhruv Shringi, Co-Founder and Chief Executive Officer, Yatra Online, Inc. “We look forward to welcoming the ATB team to the Yatra family."

"ATB has built a very strong presence over the last 30 years in the corporate travel space," said Sunil Narain, Chairman and Chief Executive Officer, ATB. "We're excited for ATB to join the Yatra family and for our teams to work together to further enhance the offerings we provide to our customers and partners by leveraging Yatra’s technology platform and large hotel network."

The Boards of Directors of both companies have approved the transaction. The first Closing to acquire majority of the outstanding shares is expected to occur by mid-August, 2017 and the second Closing is expected to occur in Q2 of the 2018 calendar year, subject to other customary closing conditions.

Pursuant to the terms of the definitive agreement, Yatra has agreed to acquire all of the outstanding shares of ATB and assume its debt.

Yatra Online, Inc. Conference Call

Yatra Online, Inc. will host a conference call to discuss the transaction on Monday, July 24, 2017 at 8:30 a.m. Eastern Time / 6:00 p.m. Indian Standard Time.

Dial-in details for the live conference call:

U.S./International dial-in number: +1 (719) 325-4837

Conference ID: 2170652 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the conference ID number)

Dial-in details for the replay: A telephone replay will be available for five days following the conclusion of the conference call.

U.S./International dial-in number: +1 (719) 457-0820

Conference ID: 2170652

This replay can also be accessed through the Investor Relations section of the Company's website at https://ir.yatra.com.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc. and Yatra.com

Yatra Online, Inc. is the parent company of Yatra Online Private Limited (“Yatra” or “Yatra.com”), a leading online travel company.

Based in Gurgaon, India, Yatra is a one-stop-shop for all travel-related services. A brand that believes in “Creating Happy Travelers,” Yatra provides information, pricing, availability, and booking facilities for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in-city activities, inter-city and point-to-point cabs. As a leading consolidator of accommodation options, Yatra provides bookings for more than 65,000 hotels in India and more than 500,000 hotels around the world.

Customers can access Yatra in multiple ways: through a user-friendly website (www.yatra.com), mobile optimized WAP site and applications, a multilingual call center and a network of Holiday Lounges.

Launched in August 2006, Yatra was ranked the Most Trusted Online Travel Brand in India in the Economic Times' Brand Equity Survey 2016, and won 'First Prize - Domestic Tour Operator (Rest of India)' at the India Tourism Awards held in July 2016.

About ATB

The largest partner by gross bookings in the UNIGLOBE network and operational since 1962, ATB is one of India’s leading corporate travel service provider. With annual Gross Bookings of INR 15 Billion, ATB specializes in corporate travel management, MICE operations and leisure tourism. With a proven track record of 54 years and all India presence, ATB’s 700+ travel experts enable employees from more than 400 large and medium sized businesses to travel across the globe. For more information, visit http://www.uniglobeatb.com/.

For further information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

Manish.hemrajani@yatra.com

+1-646-875-8380